Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen Reaction to Requisition for General Meeting

•                 Progen questions validity of 5% Shareholder Group requisition

•                 Merits and execution of 5% Shareholder Group / Cytopia proposal highly questionable

•                 Quantum and timing of any buyback implemented by the three proposed new directors is uncertain

•                 Progen reiterates support for merger with Avexa, which is a superior proposal and can be implemented

Brisbane, Australia, 5 February 2009: The directors of Progen Pharmaceuticals Limited (“Progen”, ASX:PGL; NASDAQ:PGLA) confirmed their unanimous recommendation for the proposed merger with Avexa Limited (“Avexa”, ASX:AVX) after receiving on 28 January 2009 a purported requisition to call an extraordinary general meeting to consider, amongst others, an alternative share buy back proposal and a spill of the board.

The 5% Shareholder Group (which includes Cytopia Limited) has requisitioned a shareholders meeting to consider resolutions to approve a buy back of shares for an unknown amount the removal of all current directors and the appointment of three new directors (who are all shareholders in Cytopia), and to rescind previous shareholder resolutions including the currently pending resolutions to merge with Avexa and provide a $20 million buy back of Progen shares. Cytopia has declared that the new directors proposed by the shareholder group (including Cytopia) have a declared platform of exploring a merger between Cytopia and Progen.

Timing of requisitioned meeting

This group has asked for those resolutions to be included on the agenda for the General Meeting which will consider the Avexa merger.

Progen has questioned several legal issues regarding the validity of this group’s requisition. Even without these issues, if the resolutions had been included on the 11 March 2009 meeting agenda, the resolutions to appoint new directors could not have been validly passed under the constitution because the required 35 business day notice period for new director candidates’ consents and nominations to be received would not have expired.

This legal issue under the constitution together with other issues regarding the validity of this group’s requisition and the impracticality of preparing the complex information required to be provided to shareholders at less than a week’s notice means that any requisitioned meeting would need to be held at a later date.

If all issues around the validity of the requisition can be resolved, Progen will announce plans for convening a shareholders meeting in response to the requisition.

Proposals of the 5% Shareholder Group

The Progen Board has reviewed the information available to it from the requisition itself and Cytopia’s announcement to ASX of 28 January 2009 and makes the following observations.

•                 The requisition and Cytopia’s announcement refer to a buy back which is highly questionable as to whether it can be implemented.

•                 The buy back resolution effectively says that the buy back cap will be set at a level which leaves Progen a “going concern”. There is no information surrounding what is meant by “going concern” and hence it is difficult to determine the size of the buy back or the prospects of the company for those shareholders who may remain as shareholders of Progen.

•                 The Progen Board is concerned about the stated intentions of the director appointees, who are all shareholders of Cytopia, to implement the buy back. Even if the buy back resolution is passed, the directors are not required to implement that resolution.

•                 Approving this resolution provides no certainty to shareholders that the resolution will be implemented. The directors in office at the time will need to consider their duties to act in good faith and in the best interest of the company and for a proper purpose and to ensure the company has sufficient funds to meet its debts as and when they fall due. It is questionable that implementing the buy back as proposed in the requisition resolution, is in the best interests of the company or shareholders as a whole.

In our release of 23 January 2009, Progen discussed some of the alternatives to the Avexa merger, including a partial capital return and a full capital return by way of a winding up. The Board remains of the view that if all of Progen’s liquid assets were to be returned to shareholders, the most equitable way to do this is a members’ voluntary winding up. In that release, the Board highlighted the uncertainties around some contingent liabilities and the timing of distributions under that option.

Similar uncertainties exist for the actual quantum that the requisition’s proposed buy back could deliver. In particular, the obligations under the Cellgate contract and various government grants would need to be considered before any buyback similar in quantum to that proposed by the 5% shareholder group could be implemented.

Also, if the directors in office at the time decide that the structure of the buy back needs to be different to the structure outlined in the requisition’s buy back resolution, shareholders may be required to vote on a revised buy back/capital return, further delaying any such buy back and/or capital return.

Hence the timing and quantum of any capital return shareholders would receive under this option is highly uncertain.

This proposed buy back seems to Progen to be an ill-considered proposal and, given the new director candidates’ stated intentions to implement it, calls into question the requisitionists’ claims of the independence of the candidates.

The current Progen board believes that the potential outcome of this proposal is less favourable for shareholders as a whole than the current Avexa merger proposal and associated buy back.

There are no details of the Cytopia merger proposal referred to in its announcement of 28 January 2009, so there is uncertainty as to what terms it is offering, what its strategy would be going forward and what cash balance a combined group would have to support operations.

It is difficult to see how all shareholders could consider the resolutions in the purported requisition without this information.

The Progen Board reiterates its recommendation of the Avexa merger. The Avexa merger is a transaction which is in the best interests of Progen and its shareholders as a whole. This is the proper standard on which to consider the transaction, not the interests of a sectional group of shareholders who, although they are entitled to act in their own interests, owe no duties to their fellow shareholders. Based on the valuation of the Merged Entity shares in the share buy-back independent expert report provided by BDO Kendalls Corporate Finance (QLD) Limited, the current merger proposal with Avexa has the potential to deliver value of $2.03 to 3.18 per share(1) to Progen shareholders based on a discounted cash flow valuation of ATC alone. Further upside in this valuation is possible when the value of the early stage programs from both companies is added.

(1) Based on BDO Kendalls Corporate Finance (QLD) Limited (“BDO Kendalls”) discounted cash flow valuation of ATC. BDO Kendalls is the independent expert appointed to report on the Buy Back. BDO Kendalls expresses no opinion on the merger

About Progen

Progen Pharmaceuticals Limited is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

About Avexa

Avexa Limited is a Melbourne-based biotechnology company with a focus on discovery, development and commercialization of small molecules for the treatment of infectious diseases. Avexa has dedicated resources and funding for key projects including ATC, its HIV integrase program and an antibiotic program for antibiotic-resistant bacterial infections. The Company’s lead program is apricitabine (ATC), an anti-HIV drug, that has successfully completed the 48 week dosing of its Phase IIb trial and is currently in Phase III trials worldwide. www.avexa.com.au

For more information:

T Justus Homburg

Chief Executive Officer

+61 7 3842 3333

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of ATC, PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.